Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Karuna Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-232521) on Form S-8 of Karuna Therapeutics, Inc., of our report dated March 24, 2020, with respect to the consolidated balance sheets of Karuna Therapeutics, Inc. and subsidiary as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes which report appears in the December 31, 2019 annual report on Form 10-K of Karuna Therapeutics, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 24, 2020